Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01  Amended 01/01/11

Name of entity     NOVOGEN LIMITED

ABN

37 063 259 754

We  (the  entity)  give  ASX  the  following  information  under  listing  rule  3.19A.2  and  as  agent  for the director for the purposes of section 205G of the Corporations Act.

Name of Director

Graham Kelly

Date of last notice

18 February 2013

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director”  should be disclosed in this part.

Direct or indirect interest

Indirect

Nature of indirect interest

i.

Bende Holdings Pty Ltd – controlled

(including registered holder)

entity

Note:  Provide  details  of  the  circumstances  giving  rise  to  the  relevant interest.

ii.

Coolawin Rd Pty Ltd – controlled

entity

iii.

Coolawin Rd Super Fund– controlled

entity

iv.

Phytose Corporation Pty Ltd –

controlled entity

Date of change

28 May 2013

No. of securities held prior to change

i.

Bende Holdings Pty Ltd

1,677,343 ordinary shares

ii.

Coolawin Rd Pty Ltd

503,300 ordinary shares

iii.

Coolawin Rd Super Fund

10,354 ordinary shares

iv.

Phytose Corporation Pty Ltd

1,694,795 ordinary shares

+ See chapter 19 for defined terms.

01/01/2011   Appendix 3Y  Page 1

Appendix 3Y

Change of Director’s Interest Notice

Class

Ordinary Shares

Number acquired

Phytose Corporation Pty Ltd

29,412 ordinary shares

Number disposed

N/A

Value/Consideration

$0.17 per share (total consideration $5,000)

Note:   If   consideration  is  non-cash,  provide  details  and  estimated valuation

No. of securities held after change

i.

Bende Holdings Pty Ltd

1,677,343 ordinary shares

ii.

Coolawin Rd Pty Ltd

503,300 ordinary shares

iii.

Coolawin Rd Super Fund

10,354 ordinary shares

iv.

Phytose Corporation Pty Ltd

1,724,207 ordinary shares

Nature of change

Example:   on-market   trade,   off-market   trade,   exercise   of   options,    Participation in share purchase plan.

issue  of  securities  under  dividend  reinvestment  plan,  participation  in buy-back

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director”  should be disclosed in this part.

Detail of contract

N/A

Nature of interest

N/A

Name of registered holder

N/A

(if issued securities)

Date of change

N/A

No.  and  class  of  securities  to  which  interest    N/A

related prior to change

Note:  Details are  only  required  for a  contract in  relation to which the interest has changed

+ See chapter 19 for defined terms.

Appendix 3Y Page 2

01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

Interest acquired

N/A

Interest disposed

N/A

Value/Consideration

N/A

Note:  If  consideration  is  non-cash,  provide  details  and  an  estimated valuation

Interest after change

N/A

Part 3 – +Closed period

Were  the  interests  in  the  securities  or  contracts    No

detailed   above   traded   during   a   +closed   period

where prior written clearance was required?

If  so,  was  prior  written  clearance  provided  to  allow    N/A

the trade to proceed during this period?

If  prior  written  clearance  was  provided,  on  what    N/A

date was this provided?

+ See chapter 19 for defined terms.

01/01/2011   Appendix 3Y  Page 3

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01  Amended 01/01/11

Name of entity   NOVOGEN LIMITED

ABN

37 063 259 754

We  (the  entity)  give  ASX  the  following  information  under  listing  rule  3.19A.2  and  as  agent  for the director for the purposes of section 205G of the Corporations  Act.

Name of Director

Robert Howard Birch

Date of last notice

18 February 2013

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director”  should be disclosed in this part.

Direct or indirect interest

Direct

Indirect – Aquagolf Pty Limited <Aquagolf

Pty Ltd Superannuation Fund A/c>

Nature of indirect interest

(including registered holder)

Controlled entity

Note:  Provide  details  of  the  circumstances  giving  rise  to  the  relevant interest.

Date of change

N/A

No. of securities held prior to change

Direct

36,750 Ordinary Shares

Aquagolf   Pty   Limited   <Aquagolf   Pty

Ltd S/F A/c>

1,497,136 Ordinary Shares

Class

Ordinary Shares

Number acquired

88,236 ordinary shares

Number disposed

N/A

+ See chapter 19 for defined terms.

01/01/2011   Appendix 3Y  Page 1

Appendix 3Y

Change of Director’s Interest Notice

Value/Consideration

$0.17     per     share     (total     consideration

Note:   If   consideration  is  non-cash,  provide   details  and  estimated

valuation

$15,000)

No. of securities held after change

Direct

124,986 Ordinary Shares

Aquagolf   Pty   Limited   <Aquagolf   Pty

Ltd S/F A/c>

1,497,136 Ordinary Shares

Nature of change

As part of share purchase plan

Example:   on-market   trade,   off-market   trade,   exercise   of   options,

issue  of  securities  under  dividend  reinvestment  plan,  participation  in buy-back

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract

N/A

Nature of interest

N/A

Name of registered holder

N/A

(if issued securities)

Date of change

N/A

No.  and  class  of  securities  to  which    N/A

interest related prior to change

Note:   Details   are   only   required   for   a   contract   in

relation to which the interest has changed

Interest acquired

N/A

Interest disposed

N/A

Value/Consideration

N/A

Note:  If  consideration  is  non-cash,  provide  details

and an estimated valuation

Interest after change

N/A

+ See chapter 19 for defined terms.

Appendix 3Y Page 2

01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

Part 3 – +Closed period

Were   the   interests   in   the   securities   or   contracts   detailed    No

above  traded  during  a  +closed  period  where  prior  written clearance was required?

If  so,  was  prior  written  clearance  provided  to  allow  the  trade    N/A

to proceed during this period?

If prior written clearance was provided, on what date was this    N/A

provided?

+ See chapter 19 for defined terms.

01/01/2011   Appendix 3Y  Page 3

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01  Amended 01/01/11

Name of entity   NOVOGEN LIMITED

ABN

37 063 259 754

We  (the  entity)  give  ASX  the  following  information  under  listing  rule  3.19A.2  and  as  agent  for the director for the purposes of section 205G of the Corporations  Act.

Name of Director

Steven Coffey

Date of last notice

8 November 2012

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director”  should be disclosed in this part.

Direct or indirect interest

Indirect

Nature of indirect interest

(including registered holder)

Steven   Roy   Coffey   Superannuation   Fund

Note:  Provide  details  of  the  circumstances  giving  rise  to  the  relevant interest.

(Steven and Sandra Coffey as trustee)

Date of change

28 May 2013

No. of securities held prior to change

Indirect

1,000 ordinary shares

Class

Ordinary Shares

Number acquired

88,236 ordinary shares

Number disposed

N/A

Value/Consideration

$0.17 per share (total consideration $15,000)

Note:   If   consideration  is  non-cash,  provide  details  and  estimated valuation

No. of securities held after change

Indirect

89,236 ordinary shares

+ See chapter 19 for defined terms.

01/01/2011   Appendix 3Y  Page 1

Appendix 3Y

Change of Director’s Interest Notice

Nature of change

Participation in share purchase plan.

Example:   on-market   trade,   off-market   trade,   exercise   of   options,

issue  of  securities  under  dividend  reinvestment  plan,  participation  in buy-back

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director”  should be disclosed in this part.

Detail of contract

N/A

Nature of interest

N/A

Name of registered holder

N/A

(if issued securities)

Date of change

N/A

No.  and  class  of  securities  to  which    N/A

interest related prior to change

Note:   Details   are   only   required   for   a   contract   in

relation to which the interest has changed

Interest acquired

N/A

Interest disposed

N/A

Value/Consideration

N/A

Note:  If  consideration  is  non-cash,  provide  details

and an estimated valuation

Interest after change

N/A

Part 3 – +Closed period

Were   the   interests   in   the   securities   or   contracts   detailed    No

above  traded  during  a  +closed  period  where  prior  written clearance was required?

If  so,  was  prior  written  clearance  provided  to  allow  the  trade    N/A

to proceed during this period?

If prior written clearance was provided, on what date  was this    N/A

provided?

+ See chapter 19 for defined terms.

Appendix 3Y Page 2

01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01  Amended 01/01/11

Name of entity   NOVOGEN LIMITED

ABN

37 063 259 754

We  (the  entity)  give  ASX  the  following  information  under  listing  rule  3.19A.2  and  as  agent  for the director for the purposes of section 205G of the Corporations  Act.

Name of Director

John O’Connor

Date of last notice

30 May 2012

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director”  should be disclosed in this part.

Direct or indirect interest

Direct

Indirect

Nature of indirect interest

(including registered holder)

Aspargo      Pty     Ltd      –      ATF      Aspargo

Note:  Provide  details  of  the  circumstances  giving  rise  to  the  relevant interest.

Superannuation Fund

Date of change

28 May 2013

No. of securities held prior to change

Direct

20,530 ordinary shares

Indirect

233,071 ordinary shares

Class

Ordinary Shares

Number acquired

25,000 ordinary shares

Number disposed

N/A

Value/Consideration

$0.17 per share (total consideration $4,250)

Note:   If   consideration  is  non-cash,  provide  details  and  estimated valuation

+ See chapter 19 for defined terms.

01/01/2011   Appendix 3Y  Page 1

Appendix 3Y

Change of Director’s Interest Notice

No. of securities held after change

Direct

20,530 ordinary shares

Indirect

258,071 ordinary shares

Nature of change

Participation in share purchase plan.

Example:   on-market   trade,   off-market   trade,   exercise   of   options,

issue  of  securities  under  dividend  reinvestment  plan,  participation  in buy-back

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director”  should be disclosed in this part.

Detail of contract

N/A

Nature of interest

N/A

Name of registered holder

N/A

(if issued securities)

Date of change

N/A

No.  and  class  of  securities  to  which    N/A

interest related prior to change

Note:   Details   are   only   required   for   a   contract   in

relation to which the interest has changed

Interest acquired

N/A

Interest disposed

N/A

Value/Consideration

N/A

Note:  If  consideration  is  non-cash,  provide  details

and an estimated valuation

Interest after change

N/A

Part 3 – +Closed period

Were   the   interests   in   the   securities   or   contracts   detailed    No

above  traded  during  a  +closed  period  where  prior  written clearance was required?

If  so,  was  prior  written  clearance  provided  to  allow  the  trade    N/A

to proceed during this period?

If prior written clearance was provided, on what date was this    N/A

provided?

+ See chapter 19 for defined terms.

Appendix 3Y Page 2

01/01/2011